UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 3

RSP Permian, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74978Q 105

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74978Q 105

1	Name of Reporting Person Ted Collins, Jr.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 18,451,299
	7	Sole Dispositive Power 7,985,088
	8	Shared Dispositive Power 2,167,152
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,451,299
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 11.6%(1)
12	Type of Reporting Person IN

(1)	Based on 158,596,324 shares of common stock issued and outstanding as of December 31, 2017.

This Amendment No. 3 amends and restates the Amendment No. 2 to Schedule 13G filed on February 14, 2017 in its entirety. This Amendment No. 3 is referred to herein as this “Schedule 13G.”

Item 1(a).	Name of issuer:

RSP Permian, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

3141 Hood Street, Suite 500

Dallas, Texas 75219

Item 2(a).	Names of persons filing:

This Schedule 13G is being filed by Ted Collins, Jr. (the “Reporting Person”).

Item 2(b).	Address or principal business office or, if none, residence:

The address of the Reporting Person is 508 W. Wall Street, Suite 1200, Midland, Texas 79701.

Item 2(c).	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d).	Title of class of securities:

Common stock, par value $0.01 per share.

Item 2(e).	CUSIP number:

74978Q 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The following information relates to Ted Collins, Jr.’s beneficial ownership and voting or dispositive power over shares of the Issuer’s common stock as of December 31, 2017.

The Reporting Person was the record owner of 7,989,851 shares (4,763 shares of which were unvested restricted stock) of the Issuer’s common stock.

The Reporting Person was a member of Collins & Wallace Holdings, LLC, which was the record owner of 2,166,152 shares of the Issuer’s common stock.

The Reporting Person was party to a Stockholders’ Agreement, dated as of January 23, 2014 (the “Stockholders’ Agreement”) by and among RSP Permian, Inc., the Reporting Person, Wallace Family Partnership, LP and Pecos Energy Partners, L.P. The Stockholders’ Agreement, among other things, requires the Reporting Person, Wallace Family Partnership, LP and Pecos Energy Partners, L.P. to vote their respective shares of the Issuer’s common stock for directors that are designated in accordance with the provisions of the Stockholders’ Agreement. Each of the Reporting Person and Wallace Family Partnership, LP had the right to designate a certain number of nominees to the Issuer’s board of directors, subject to the limitations and conditions set forth in the Stockholders’ Agreement, including the ownership of a specified percentage of the outstanding shares of the Issuer’s common stock.

The Reporting Person might also be deemed to have shared voting and dispositive power over the 1,000 shares of the Issuer’s common stock that are held of record by the Reporting Person’s spouse.

Because of the foregoing relationships, the Reporting Person might be deemed to share (i) voting and dispositive power over the 2,166,152 shares of the Issuer’s common stock held of record by Collins & Wallace Holdings, LLC, (ii) voting power over the 8,294,296 shares of the Issuer’s common stock held of record by the other parties to the Stockholders’ Agreement, and (iii) voting and dispositive power of the 1,000 shares of the Issuer’s common stock held of record by the Reporting Person’s spouse. As a result, the Reporting Person might be deemed to be the beneficial owner of the shares of the Issuer’s common stock as listed below.

a.	Amount beneficially owned:

18,451,299

b.	Percent of class:

11.6%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

0

ii.	Shared power to vote or to direct the vote:

18,451,299

iii.	Sole power to dispose or to direct the disposition of:

7,985,088

iv.	Shared power to dispose or to direct the disposition of:

2,167,152

Item 5.	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

The Reporting Person died on January 28, 2018. At the time of his death, his interest in the shares of the Issuer’s common stock with respect to which he formerly held voting or dispositive power terminated.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

Ted Collins, Jr.

By:	/s/ James E. Mutrie
Name:	James E. Mutrie
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

24.1	Power of Attorney for Ted Collins, Jr., dated December 22, 2014 (incorporated by reference to Exhibit 24 to the Form 4 filed by the Reporting Persons on December 31, 2014).